Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

NOTICE OF SHAREHOLDERS’ MEETING

All shareholders of Grupo Financiero Galicia S.A. (the “Company”) are invited to the Ordinary and Extraordinary Shareholders’ Meeting (the “Meeting”) to be held on April 24, 2018, at 11:00 AM (first call), at Tte. Gral. Juan D. Perón 430, Basement-Auditorium, Buenos Aires (not the Company’s registered office), with the following AGENDA:

1º Appointment of two shareholders to sign the minutes.

2º Examination of the business affairs of our subsidiary, Banco de Galicia y Buenos Aires S.A. (“Banco Galicia”). Position to be adopted by the Company over the issues to be addressed at Banco Galicia’s next shareholders´ meeting.

3° Examination of the Balance Sheet, the Income Statement, and other documents as set forth in Section 234, subsection 1 of the General Law of Companies and the Annual Report and Report of the Supervisory Audit Committee for the 19th fiscal year ended December 31, 2017.

4º Treatment to be given to the fiscal year’s results. Increase to the discretionary reserve. Dividends’ distribution.

5º Approval of the Board of Directors and Supervisory Audit Committee’s performances.

6º Supervisory Audit Committee´s compensation.

7° Board of Directors´ compensation.

8° Granting of authorization to the Board of Directors to make advance payments of directors fees during the fiscal year beginning January 1, 2018. Ad-referendum of the shareholders’ meeting that considers the documentation corresponding to said fiscal year.

9º Election of three trustees and three alternate trustees for a one-year term of office.

10° Determination of the number of directors and alternate directors until reaching the number of directors determined by the shareholders’ meeting.

11° Compensation of the independent accountant certifying the financial statements for the 2017 fiscal year.

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

12º Appointment of the independent accountant and alternate accountant to certify the financial statements for the 2018 fiscal year.

13º Delegation of the necessary powers to the Board of Directors and/or sub-delegation to one or more of its members and/or to one or more members of the Company´s management and/or to whom the Board of Directors designates in order to determine the terms and conditions of the global program for the issuance of simple, short, mid-and/or long term negotiable obligations, not convertible into shares, and the negotiable obligations that will be issued under the same program.

According to current regulations it is necessary to state that during the 2017 fiscal year there have been no circumstances of those included in Section 71 of Law 26,831 (Ley de Mercado de Capitales).

Notes:

1.	Shareholders are hereby notified that in order to attend the Meeting, they must deliver a certification evidencing their book-entry shares, as issued by Caja de Valores S.A., on or before April 18, 2018 (from 10:00 a.m. to 4:00 p.m.), at Tte. Gral. Juan D. Perón 430, 25th. Floor, Buenos Aires, so that the shares can be registered in the Meeting’s attendance record book.

2.	When considering the approval for the increase of the facultative reserve in item 4 of the agenda, the majorities established by article 244, last part, of the General Law of Companies will be required.

3.	Shareholders are hereby reminded that the Argentine National Securities Commission requires compliance with the procedures set forth in Chapter II, Title II of its regulations (N.T.2013).

A. Enrique Pedemonte

Attorney in law

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.

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